Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: February 28, 2022

EMPLOYEE LETTER

Good afternoon Sezzlers around the world.

Today is a big day for our entire Sezzle community. We have some exciting news to share around our future.

As you know, we are constantly looking for opportunities to drive value for Sezzlers, merchants, partners, consumers and shareholders. As part of this growth journey, we are extremely excited about the opportunity to create a leader in the financial services industry by combining with Zip.

I, along with our leadership team and our board, believe it will be a great cultural fit for both our organizations and we’re excited to be part of Zip’s next chapter. The scale our two entities create will better position us to succeed in the U.S. and globally – ensuring our mission-driven solution reaches all corners of the world.

The why

Better Together (and stronger). Scale is a true benefit that we have yet to enjoy. After we complete this combination, we’ll be positioned to be a more competitive player in the USA and internationally. As a strong BNPL player in the world, the combined company will be positioned as a strong competitor in our industry.

Many of you will be familiar with Zip – it is a top Australian-based BNPL platform with millions of active users as part of its network. In recent expansion efforts, Zip acquired U.S based Quadpay in 2020.

Zip’s ambition is to create a financially fearless future where people know they are in control of their own tomorrow, falls in perfect harmony with our mission at Sezzle to Financially Empower the Next Generation. Together, we will use our shared resources to win in our competitive industry and our shared vision.

About Zip

Larry Diamond is Chief Executive Officer and co-founder of Zip Co. Limited.

Larry and co-founder Peter Gray launched Zip in 2013 with the goal of disrupting the broken credit card model, using technology to create a transparent, fairer and more flexible alternative.

Under Larry, Zip has consistently broken new ground through a number of initiatives including the 2020 Quadpay acquisition in the US, the innovation of Tap & Zip, where customers can use their interest-free Zip account for everyday items, plus the development of Zip Business, the suite of Zip products tailored to assist Australian small businesses.

Larry has led the company from its beginnings as an Australian fintech, to where it is today – an ASX200 company with over 9 million consumers globally, 81K merchants and a multi-billion dollar valuation. Now, Zip is a competitive global BNPL player operating across 14 countries.

For more information, visit: www.zip.co.

Next steps

The acquisition by Zip is expected to close by the end of the third quarter of 2022 and is subject to certain closing conditions, including the approval by Sezzle and Zip shareholders and obtaining certain regulatory approvals. Until then it’s business as usual - we are going to continue to operate as separate companies. We will be hosting sessions to answer your questions, keep your eyes open for these. We can’t wait to share more with you.

Many of you will see short term market speculation and commentary across the spectrum in the media, which has no effect on our mission at Sezzle to Empower the Next Generation. Sezzle is a community of fearless and transformational leaders that we undoubtedly trust to serve the needs of our customers amid any market chaos in our way.

If you receive any inquiries, send them to the following:

●	Investor Relations: Lee Brading, lee.brading@sezzle.com
●	Merchant/Partners: Veronica.katz@sezzle.com
●	Media: Erin Foran, erin.foran@sezzle.com

To our Sezzlers - thank you for your commitment to our mission and our company. Every single person at this company has contributed to the success we created here, and this announcement is testament to the dedication and determination that our Sezzlers embody. As always, we remain committed to the growth and development of all Sezzlers, and we look forward to bringing our Sezzle family together with a fellow community of purpose-driven Zipsters across the world.

Thank you,

Charlie

Employee FAQ Link Customer Support Link

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Zip and Sezzle, including, but not limited to, statements regarding the expected benefits of the proposed transaction and the anticipated timing, completion and effects of the proposed transaction, strategies, objectives and the products and markets of Zip and Sezzle. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip’s and Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of Sezzle and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the effect of the announcement or pendency of the proposed transaction on Sezzle’s and Zip’s business relationships, operating results, and business generally, (iv) risks that the proposed transaction disrupts current plans and operations of Sezzle or Zip and the responses of merchants and business partners to the announcement, (v) potential difficulties in Sezzle and Zip employee retention as a result of the proposed transaction, (vi) risks related to diverting the attention of the management of Sezzle and Zip from each party’s respective ongoing business operations, (vii) the risk that Zip shareholders do not approve the proposed transaction, if their approval is required, and (viii) Zip’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Zip and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (the “SEC”), Zip’s Form F-4 to be filed with the SEC and other documents filed by either Zip or Sezzle from time to time with the Australian Securities Exchange (the “ASX”), the Australian Securities and Investments Commission (the “ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Zip and Sezzle presently do not know or that Zip and Sezzle currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Zip’s and Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Zip’s and Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Zip and Sezzle assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Zip and Sezzle do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document relates to the proposed acquisition of Sezzle by Zip (the “Proposed Transaction”). In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4 with the SEC to register the American depository receipts of Zip to be issued in connection with the Proposed Transaction and will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares. The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available.

Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or the ASX’s website at ww2.asx.com/au.

The documents filed by Zip or Sezzle with the SEC and the ASX also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/.

Participants in the Solicitation

Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction. Information about Zip’s directors and executive officers is available in Zip’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of Sezzle’s securities by Sezzle’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021.

Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as indicated above.

Foreign securities disclaimers

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Zip, Sezzle or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

3